UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 28 April 2021, London U.K.

GSK delivers Q1 sales of £7.4 billion -18% AER, -15% CER
Total EPS 21.5p, -32% AER, -25% CER; Adjusted EPS 22.9p -39% AER, -33% CER

2021 guidance reconfirmed

Q1 performance reflects expected year-on-year impact and disruption from COVID-19

On track to create New GSK and New Consumer Healthcare company in 2022

Highlights

Strong growth in new pharmaceutical products offset by stocking and pandemic disruption
●
Pharmaceuticals £3.9 billion -12% AER, -8% CER, with growth in new and specialty products (+3% CER) including: Respiratory +24% CER; Immuno-inflammation +26% CER; and Oncology +38% CER partly offsetting decline in Established Products -17% CER. HIV -11% CER impacted by 2020 stocking and tender phasing; HIV two-drug regimen sales +41% CER

●	Vaccines £1.2 billion -32% AER, -30% CER (Shingrix -47% CER) reflecting government prioritisation of COVID-19 vaccinations. Continue to expect strong growth from Shingrix in H2
●	Consumer Healthcare £2.3 billion -19% AER, -16% CER (-9% excluding divestments/brands under review) reflecting year-on-year “pantry-loading” comparison and weak cold/flu season

Effective cost control supports delivery of adjusted earnings per share of 22.9p
●	Total Group operating margin 22.8%. Total EPS 21.5p -32% AER, -25% CER
●	Adjusted Group operating margin 25.4%. Adjusted EPS 22.9p -39% AER, -33% CER
●	Q1 net cash flow from operations £331 million. Free cash outflow £3 million

Continued R&D delivery and strengthening of Biopharma pipeline
●	Launch of Cabenuva, the world’s first and only long-acting HIV treatment
●	Approvals of Rukobia and Jemperli (dostarlimab) and positive regulatory opinion for Benlysta
●	Phase III trial starts for RSV older adults vaccine and GSK ‘294 for severe asthma
●	Positive data for antibody treatment VIR-7831 with EUA filed in US and EU
●	Phase III trial start with Medicago for adjuvanted COVID-19 vaccine

On track to create New GSK and standalone Consumer Healthcare company in 2022
●	Consumer Healthcare JV commercial integration broadly complete; separation activities advancing
●	Pharmaceutical portfolio rationalisation continues with cephalosporin divestment announced
●	New GSK Investor Update on 23 June to outline strategy, growth outlooks (2022-2031), capital allocation priorities and timing and approach to separation

Reconfirming full-year 2021 EPS guidance and 2022 outlook
●	Continue to expect 2021 Adjusted EPS to decline by a mid to high-single digit percentage in CER
●	2022 outlook unchanged with meaningful improvements expected in revenues and margins

Dividend of 19p declared for Q1 2021. Continue to expect 80p/share for 2021

Emma Walmsley, Chief Executive Officer, GSK said: “Our first quarter results are in line with our expectations and reflect the anticipated impacts of COVID-19. We continue to expect a significant improvement in performance over the remainder of the year and reconfirm our guidance for 2021 and 2022 outlook. The launch of Cabenuva for HIV and Phase III starts for our RSV vaccine and a new long-acting treatment for severe asthma are key milestones as we continue to strengthen our growth prospects. Separation plans are also well underway and we look forward to sharing our strategy and growth outlook for New GSK with investors in June.”

The Total results are presented in summary on page 2 and under ‘Financial performance’ on page 11 and Adjusted results reconciliations are presented on pages 21 and 22. Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 9 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 41. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 10. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 42 and 43.

Q1 2021 results
	Q1 2021	Growth
	£m	£%	CER%

Turnover	7,418	(18)	(15)

Total operating profit	1,693	(16)	(8)
Total earnings per share	21.5p	(32)	(25)

Adjusted operating profit	1,881	(30)	(23)
Adjusted earnings per share	22.9p	(39)	(33)

Net cash from operating activities	331	(66)
Free cash flow	(3)	>(100)

2021 guidance

We reconfirm our guidance range for 2021 for a decline of mid to high-single digit percent Adjusted EPS at CER.

In 2021, as planned we will continue to increase investment in our pipeline, build on our top-line momentum for key growth drivers and largely complete readiness for separation. Assuming healthcare systems and consumer trends approach normality in the second half of the year, we continue to expect Pharmaceutical revenue to grow flat to low-single digits at CER and Consumer Healthcare revenue to grow low to mid-single digits at CER excluding brands divested/under review with above market growth. For our Vaccines business, as noted at the time of announcing full-year 2020 results, we anticipated disruption during the first half of the year, given governments’ prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic. This was expected to impact adult and adolescent immunisations, including Shingrix, notably in the US and this is reflected in our first-quarter 2021 Vaccines performance. We are encouraged by the rate at which COVID-19 vaccinations are being deployed in many countries, particularly the US and UK, which provides support for healthcare systems returning to normal. As a consequence we remain confident in the underlying demand for our Vaccine products, and we expect strong recovery and contribution to growth, notably from Shingrix, in the second half of the year. We continue to expect Vaccines revenue for 2021 to grow flat to low-single digits at CER.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 42 and 43. If exchange rates were to hold at the closing rates on 31 March 2021 ($1.38/£1, €1.17/£1 and Yen 152/£1) for the rest of 2021, the estimated negative impact on 2021 Sterling turnover growth would be 5% and if exchange gains or losses were recognised at the same level as in 2020, the estimated negative impact on 2021 Sterling Adjusted EPS growth would be around 9%.

Results presentation
A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm BST on 28 April 2021. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Investor update
At our investor update on 23 June we plan to set out in detail the strategy, growth prospects and financial outlooks for New GSK, including an in-depth review of key marketed and pipeline growth drivers. Alongside these we will provide details of a new distribution policy which reflects the future investment priorities focused on delivering sustainable long-term shareholder value. Lastly we will provide an update on the timing and approach to separation.

Operating performance – Q1 2021

Turnover	Q1 2021

	£m	Growth £%	Growth CER%

Pharmaceuticals	3,882	(12)	(8)
Vaccines	1,224	(32)	(30)
Consumer Healthcare	2,312	(19)	(16)

	7,418	(18)	(15)

Corporate and other unallocated turnover	-

Group turnover	7,418	(18)	(15)

Group turnover was £7,418 million in the quarter, down 18% AER, 15% CER. Excluding the impact of brands divested or under review in Consumer Healthcare, Group turnover was down 13% at CER.

Pharmaceuticals turnover in the quarter was £3,882 million, down 12% AER, 8% CER, reflecting the continued impact of the COVID-19 pandemic, including the stock build in Q1 2020 and lower demand for antibiotic products in Q1 2021. New and Specialty sales of £1,940 million declined 1% AER but grew 3% CER, with growth from Respiratory, Immuno-inflammation and Oncology partially offset by decline in HIV due to the stock build in prior year and phasing of tenders in the International region. Sales of Established Pharmaceuticals declined 20% AER, 17% CER, to £1,942 million.

Vaccines turnover declined 32% AER, 30% CER to £1,224 million, primarily driven by the adverse impact of the COVID-19 pandemic on Shingrix, Hepatitis vaccines, DTPa-containing vaccines and Bexsero, partly offset by the performance of Cervarix in China.

Reported Consumer Healthcare sales declined 19% AER, 16% CER to £2,312 million in the first quarter, largely driven by the divestment programme which has now completed. Sales excluding brands divested/under review declined 9% CER as a direct result of the comparison last year including accelerated purchases across all categories as a result of the COVID-19 pandemic when sales excluding brands divested/under review were up 14% CER in Q1 2020 on a pro-forma basis, combined with a historically weak cold and flu season.

Operating profit
Total operating profit was £1,693 million in Q1 2021 compared with £2,014 million in Q1 2020. The total operating margin was 22.8%. Adjusted operating profit was £1,881 million, 30% lower than Q1 2020 at AER, 23% lower at CER on a turnover decline of 15% CER. The Adjusted operating margin of 25.4% was 4.1 percentage points lower at AER, and 2.9 percentage points lower on a CER basis than in Q1 2020. The decrease in Total operating profit included an unfavourable comparison to an increase in value of the shares in Hindustan Unilever in Q1 2020, offset by a number of other asset disposals, lower major restructuring costs and lower re-measurement charges on the contingent consideration liabilities.

The reduction in Adjusted operating profit primarily reflected the impact of sales decline across all three businesses as a result of the COVID-19 pandemic, including an adverse impact on Vaccines and an adverse comparison to an uplift from increased customer demand and stock building in Q1 2020 in Pharmaceuticals and Consumer Healthcare, plus increased investment in R&D. This was partly offset by tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, a favourable legal settlement in the quarter compared to increased legal costs in 2020 and benefits from continued restructuring.

Earnings per share
Total EPS was 21.5p, compared with 31.5p in Q1 2020. Unfavourable comparisons to an increase in value of the shares in Hindustan Unilever in Q1 2020 were offset by a number of other asset disposals, lower major restructuring costs and lower re-measurement charges on the contingent consideration liabilities and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Adjusted EPS was 22.9p compared with 37.7p in Q1 2020, down 39% AER and 33% CER, on a 23% CER decrease in Adjusted operating profit reflecting the impact of sales decline across all three businesses as a result of the COVID-19 pandemic, higher interest costs and a higher effective tax rate partly offset by a lower non-controlling interest allocation of Consumer Healthcare and ViiV profits.

Cash flow
The net cash inflow from operating activities for the quarter was £331 million (Q1 2020: £965 million). Free cash outflow was £3 million for the quarter (Q1 2020: £531 million inflow). The decrease primarily reflected reduced operating profit including adverse exchange impacts, adverse timing of returns and rebates, increased inventory and increased dividends to non-controlling interests, partly offset by a reduction in trade receivables from lower sales compared to an increase in Q1 2020, increased proceeds from disposal of intangible assets and lower tax payments.

R&D pipeline

Our approach to R&D focuses on the science of the immune system, genetics and advanced technologies. The pipeline currently comprises 59 vaccines and medicines, predominantly in the areas of infectious diseases, oncology and immune-mediated diseases.

As previously disclosed in the FY 2020 presentation to analysts and investors on 3 February 2021, the company has identified over 20 potential product approvals which could take place by 2026, of which more than 10 could significantly change medical practice and potentially generate peak annual sales in excess of one billion dollars.

Pipeline news flow highlights since Q4 2020 Results listed in chronological order.

COVID-19

Vaccine collaborations
●
Reached an agreement in principle with Novavax and the UK Government Vaccines Taskforce to support manufacturing of up to 60 million doses of Novavax’s COVID-19 vaccine candidate (NVX-CoV2373) for use in the UK.

●	Medicago and GSK started a Phase III trial of adjuvanted COVID-19 vaccine candidate in combination with GSK’s pandemic adjuvant, as part of the ongoing Phase II/III study.
●	Sanofi and GSK started a new Phase II study of adjuvanted recombinant protein-based COVID-19 vaccine candidate.
●	GSK and SK Bioscience started a new collaboration and Phase I/II study of an adjuvanted protein-based COVID-19 vaccine candidate.
●	GSK started a Phase I study with self-amplifying mRNA (SAM) with COVID-19 as model antigen.

VIR-7831/GSK4182136 (dual-action SARS-CoV-2 monoclonal antibody)
●	Announced the European Medicines Agency (EMA) started a review of VIR-7831 for the early treatment of COVID-19.
●	Announced positive topline results from the Phase II BLAZE-4 trial evaluating bamlanivimab with VIR-7831 in low-risk adults with COVID-19.
●	Announced submission of an application to the US Food and Drug Administration (FDA) requesting Emergency Use Authorisation for VIR-7831.
●	Started a Phase II study evaluating the intramuscular use of VIR-7831 in early COVID-19 treatment.
●	Announced positive results from the Phase III COMET-ICE trial demonstrating an 85% reduction in hospitalisation or death from early treatment with VIR-7831 in adults with COVID-19.
●	The NIH-sponsored ACTIV-3 study of VIR-7831 in hospitalised COVID-19 patients was closed to future enrolment while the data matures, following a recommendation by the Data and Safety Monitoring Board.
VIR-7832/GSK4182137 (dual-action SARS-CoV-2 monoclonal antibody)
●	Dosed the first patient in the Phase Ib UK AGILE study.

Otilimab (anti-GM-CSF monoclonal antibody)
●
Announced an amendment to the Phase II (OSCAR) study of otilimab for the treatment of hospitalised adult patients with COVID-19 to confirm potentially significant findings in a cohort of patients 70 years and older.

Oncology

Jemperli (dostarlimab; PD-1)
●
Received US FDA approval for Jemperli (dostarlimab-gxly) for the treatment of adult patients with mismatch repair-deficient (dMMR) recurrent or advanced endometrial cancer, as determined by an FDA-approved test, that have progressed on or following prior treatment with a platinum-containing regimen.

●
Granted conditional marketing authorisation from the European Commission for Jemperli (dostarlimab) for use in women with dMMR/microsatellite instability-high (MSI-H) recurrent or advanced endometrial cancer who have progressed on or following prior treatment with a platinum containing regimen.

●
Received positive opinion from the EMA’s Committee for Medicinal Products for Human Use (CHMP) for the treatment of women with dMMR/MSI-H recurrent or advanced endometrial cancer who have progressed on or following prior treatment with a platinum containing regimen.

Feladilimab (inducible T cell co-stimulatory (ICOS) agonist)
●
Stopped the Phase II INDUCE-3 trial enrolling patients, following a recommendation by the Independent Data Monitoring Committee, including discontinuing treatment with feladilimab. The Phase II INDUCE-4 trial has also been stopped.

Bintrafusp alfa (TGF beta trap/PD-1 agonist)
●	Merck KGaA announced the Phase II INTR@PID BTC 047 study in second line biliary tract cancer failed to meet the pre-defined threshold to support regulatory filing in this setting.

GSK4362676 (Mat2A inhibitor)
●	IDEAYA Biosciences announced the first patient was dosed in a Phase I trial of IDE397/GSK’676.

GSK3537142 (NYESO-ImmTAC)
●	Removed from the Phase I pipeline due to portfolio prioritisation.

HIV/Infectious diseases

GSK3640254 (maturation inhibitor)
●
Presented positive proof-of-concept findings for GSK’254, a novel, investigational maturation inhibitor for the treatment of HIV at the 2021 Conference on Retroviruses and Opportunistic Infections. Findings showed the antiviral activity, safety and tolerability of GSK’254 and support its continued study in Phase IIb.

Cabenuva (cabotegravir + rilpivirine)
●
Presented data for long-acting cabotegravir and rilpivirine for the treatment of HIV at the 2021 Conference on Retroviruses and Opportunistic Infections showing continued virologic suppression to 96 weeks.

●	Submitted Supplemental New Drug Application to US FDA for expanded use as a HIV treatment for use every 2-months.
●	European launch for Cabenuva in long-acting HIV treatment.

Rukobia (fostemsavir; attachment inhibitor)
●
Received European and UK Marketing Authorisation for Rukobia (fostemsavir), a first-in-class attachment inhibitor in combination with other antiretrovirals for the treatment of adults with multidrug-resistant HIV.

Influenza
●	Announced a binding agreement with Vir Biotechnology to expand the existing COVID-19 collaboration to include the research and development of new therapies for influenza and other respiratory viruses.

Vaccines
Respiratory Syncytial Virus (RSV)
●	Started a Phase III study for RSV candidate vaccine programme for older adults.
Other Pharmaceuticals

Benlysta (belimumab)
●
Received positive opinion from the CHMP recommending the use of intravenous and subcutaneous Benlysta (belimumab) in combination with background immunosuppressive therapies for the treatment of adult patients with active lupus nephritis.

GSK3511294 (long-acting anti-IL-5 monoclonal antibody)
●
Dosed the first patient in the SWIFT-2 trial as part of the Phase III clinical programme investigating GSK’294 in patients with severe eosinophilic asthma. The Phase III studies SWIFT-1 and NIMBLE have also started.

Trelegy (fluticasone furoate/umeclidinium/vilanterol)
●	Received a negative opinion from the EMA’s CHMP for Trelegy in asthma recommending against label expansion.

GSK3439171 (H-PGDS inhibitor; Duchenne Muscular Dystrophy)
●	Removed from the Phase I pipeline due to portfolio prioritisation.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 215 751 3335	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Analyst/Investor enquiries:	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 41.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

●	separation costs

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 21 and 22.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2020.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period. At 31 March 2021, the liability, which is discounted at 8.0%, stood at £5,277 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in Q1 2021 were £216 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 52 and 53 of the Annual Report 2020.

Financial performance – Q1 2021

Total results

The Total results for the Group are set out below.

	Q1 2021 £m	Q1 2020 £m	Growth £%	Growth CER%

Turnover	7,418	9,090	(18)	(15)

Cost of sales	(2,480)	(3,199)	(22)	(21)

Gross profit	4,938	5,891	(16)	(12)

Selling, general and administration	(2,427)	(2,916)	(17)	(15)
Research and development	(1,118)	(1,187)	(6)	(3)
Royalty income	91	67	36	39
Other operating income/(expense)	209	159

Operating profit	1,693	2,014	(16)	(8)

Finance income	10	41
Finance expense	(201)	(229)
Share of after tax profits of associates and joint ventures	16	9

Profit before taxation	1,518	1,835	(17)	(9)

Taxation	(258)	(156)
Tax rate %	17.0%	8.5%

Profit after taxation	1,260	1,679	(25)	(17)

Profit attributable to non-controlling interests	187	114
Profit attributable to shareholders	1,073	1,565

	1,260	1,679	(25)	(17)

Earnings per share	21.5p	31.5p	(32)	(25)

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q1 2021 and Q1 2020 are set out on pages 21 and 22.

	Q1 2021

	£m	% of turnover	Growth £%	Growth CER%

Turnover	7,418	100	(18)	(15)

Cost of sales	(2,236)	(30.1)	(14)	(13)
Selling, general and administration	(2,315)	(31.2)	(17)	(15)
Research and development	(1,077)	(14.5)	(1)	3
Royalty income	91	1.2	36	39

Adjusted operating profit	1,881	25.4	(30)	(23)

Adjusted profit before tax	1,707		(32)	(25)
Adjusted profit after tax	1,389		(36)	(29)
Adjusted profit attributable to shareholders	1,143		(39)	(33)

Adjusted earnings per share	22.9p		(39)	(33)

Operating profit by business	Q1 2021

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	1,910	49.2	(5)	-
Pharmaceuticals R&D*	(791)		(5)	(1)

Total Pharmaceuticals	1,119	28.8	(5)	2
Vaccines	306	25.0	(64)	(60)
Consumer Healthcare	535	23.1	(30)	(25)

	1,960	26.4	(30)	(25)
Corporate & other unallocated costs	(79)

Adjusted operating profit	1,881	25.4	(30)	(23)

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q1 2021

	£m	Growth £%	Growth CER%

Respiratory	619	19	24
HIV	1,031	(15)	(11)
Immuno-inflammation	180	19	26
Oncology	110	36	38

New and Specialty	1,940	(1)	3
Established Pharmaceuticals	1,942	(20)	(17)

	3,882	(12)	(8)

US	1,713	(3)	4
Europe	950	(17)	(18)
International	1,219	(19)	(14)

	3,882	(12)	(8)

Pharmaceuticals turnover in the quarter was £3,882 million, down 12% AER, 8% CER.

The first quarter decline reflected the continued impact of the COVID-19 pandemic. A strong prior year comparator included pandemic related stock build at the end of the first quarter, accounting for approximately 4 percentage points of the CER decline. In the current quarter, the impact on the market environment included lower demand for antibiotic products in International and Europe regions.

New and Specialty sales of £1,940 million declined 1% AER but grew 3% CER, with ongoing growth from Respiratory, Immuno-inflammation and Oncology partially offset by decline in HIV due to pandemic related stock build in prior year and phasing of tenders in the International region.

Respiratory sales were up 19% AER, 24% CER, to £619 million, on growth of Trelegy and Nucala and our Immuno-inflammation and Oncology portfolios continue to show double digit growth. HIV sales declined 15% AER, 11% CER, to £1,031 million, including the impact of stock build last year, with growth in Dovato offset by Tivicay and Triumeq. Sales of Established Pharmaceuticals declined 20% AER, 17% CER, to £1,942 million.

In the US, sales declined 3% AER but grew 4% CER. Continued growth of Nucala, Trelegy, Benlysta and Dovato was offset by the decline in Triumeq and in Established Pharmaceuticals, including the ongoing impact of generic Ventolin.

In Europe, sales declined 17% AER, 18% CER, with a strong comparator, including COVID-19 pandemic related stocking at the end of the quarter. This quarter, growth of Trelegy, Benlysta and HIV two-drug regimens was offset by declines in Tivicay, Triumeq, and the Established Pharmaceuticals portfolio. This portfolio was impacted by generic competition including Seretide, Duodart and Volibris, lower antibiotic demand, and a one-off UK Relenza contract last year.

International declined 19% AER, 14% CER. Growth from the Respiratory portfolio was offset by declines in HIV and Established Pharmaceuticals which was impacted by COVID-19 suppressed antibiotics and dermatology markets and increased generic competition in Japan on Xyzal and Avolve.

Respiratory
Total Respiratory sales were up 19% AER, 24% CER, with growth from Trelegy, Nucala and Anoro. International Respiratory sales grew 32% AER, 38% CER including Nucala, up 27% AER, 33% CER, and Trelegy up 76% AER, 82% CER including the impact of Trelegy Asthma launched in Japan in Q4 2020.

In Europe, Respiratory grew 2% AER, but was flat at CER reflecting strong comparator including additional demand related to COVID-19 pandemic related stocking at the end of the quarter. In the US, Respiratory grew 24% AER, 32% CER, driven by Trelegy and Nucala and the impact of a prior period RAR adjustment.

Sales of Nucala were £254 million in the quarter and grew 21% AER, 26% CER, with US sales up 30% AER, 39% CER to £150 million and International sales of £42 million grew 27% AER, 33% CER. Europe sales were flat at AER, down 2% CER.

Trelegy sales were up 28% AER, 35% CER to £248 million driven by growth in all regions. In the US, sales benefited from the new asthma indication approved and launched in Q3 2020, with sales up 29% AER, 37% CER. In Europe, sales grew 7% AER, 7% CER and in International, where Trelegy asthma was approved in Japan in Q4 2020, sales grew 76% AER, 82% CER to £30 million.

HIV
HIV sales were £1,031 million with decline of 15% AER, 11% CER in the quarter. The Q1 2020 sales comparator benefited from customer stocking due to COVID-19, mainly in the US and Europe together with timing of Tivicay tenders in International. These two factors accounted for 8 and 2 percentage points of CER decline respectively, in addition to 1 percentage point of CER decline from the mature portfolio. Triumeq sales were £436 million, down 23% AER, 20% CER and Tivicay sales were £301 million, down 27% AER,
24% CER.

New HIV products Juluca, Dovato, Rukobia and Cabenuva delivered sales of £262 million representing 25% of the total HIV portfolio. Sales of the two drug regimens Juluca and Dovato were £112 million and £141 million respectively with combined growth of 36% AER, 41% CER. Rukobia sales were £7 million. Cabenuva, the first long acting injectable, launched in the US.

In the US, total sales were £597 million with decline of 15% AER, 10% CER. New HIV products delivered sales of £166 million, including: Dovato £74 million growing 64% AER, 76% CER, Juluca £83 million declining 12% AER, 5% CER, Rukobia £7 million and Cabenuva £2 million. Combined Tivicay and Triumeq sales were £419 million declining 24% AER, 19% CER. In Europe, total sales were £287 million with decline of 10% AER, 12% CER. New HIV products delivered sales of £84 million, including: Dovato £58 million growing >100% AER, CER and Juluca £26 million growing 8% AER, 4% CER. Combined Tivicay and Triumeq sales were £196 million declining 25% AER, 26% CER.

Oncology
Sales of Zejula, our PARP inhibitor treatment for Ovarian cancer were £88 million in the quarter, up 9% AER, 11% CER. Sales comprised £51 million in the US and £36 million in Europe.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020 and reported sales of £21 million in the quarter.

Immuno-inflammation
Sales of Benlysta in the quarter were up 18% AER, 25% CER to £178 million, including impact of Lupus Nephritis launches in US and Japan.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,942 million, down 20% AER, 17% CER.

Established Respiratory products declined 14% AER, 11% CER to £1,127 million. This includes the ongoing impact of generic Ventolin in the US and Xyzal in Japan. Advair/Seretide sales declined 11% AER, 8% CER reflecting ongoing impact of generic competition.

The remainder of the Established Pharmaceuticals portfolio declined by 27% AER, 24% CER to £815 million on lower demand for antibiotics during the COVID-19 pandemic period, the impact of government mandated changes increasing use of generics in markets including France, Japan and China, and a strong pre-COVID-19 comparator.

Vaccines turnover

	Q1 2021

	£m	Growth £%	Growth CER%

Meningitis	190	(16)	(13)
Influenza	18	(14)	(5)
Shingles	327	(49)	(47)
Established Vaccines	689	(24)	(23)

	1,224	(32)	(30)

US	505	(50)	(47)
Europe	307	(12)	(13)
International	412	(7)	(5)

	1,224	(32)	(30)

Vaccines turnover declined 32% AER, 30% CER to £1,224 million, primarily driven by the adverse impact of the COVID-19 pandemic on Shingrix, Hepatitis vaccines, DTPa-containing vaccines and Bexsero. This decline was partly offset by the performance of Cervarix in China.

Vaccines performance in the first quarter was affected by lower demand due to the rapid pace of COVID-19 vaccination programme deployment mainly in the US, resulting in lower Shingrix vaccination in Q1 2021. In addition to COVID-19 mass vaccination, some markets re-introduced stay-at-home directives resulting in limited visits to healthcare practitioners and points of vaccination. Vaccines sales in the comparator quarter in 2020 grew 19% CER and had no material pandemic impact outside of China.

Lower demand in the quarter was related to COVID-19 pandemic conditions unless stated otherwise.

Meningitis
Meningitis sales declined 16% AER, 13% CER to £190 million. Bexsero sales declined 18% AER, 16% CER to £134 million, reflecting lower demand in the US and International.

Menveo sales declined 2% AER but grew 2% CER to £39 million, primarily driven by favourable phasing in International, partly offset by lower demand in Europe. In the US, Bexsero and Menveo both grew market share.

Influenza
Fluarix/FluLaval sales declined by 14% AER, 5% CER to £18 million.

Shingles
Shingrix declined by 49% AER, 47% CER to £327 million, primarily driven by lower demand in the US due to prioritised focus on COVID-19 mass vaccination of older adults, partly offset by a continued strong performance momentum in Germany and the launch in China.

Established Vaccines
Hepatitis vaccines declined 55% AER, 54% CER to £95 million, adversely impacted in the US and Europe by lower demand, travel restrictions in Europe and competition returning to the US market.

Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) declined by 21% AER, 19% CER. Infanrix/Pediarix sales declined 24% AER, 22% CER to £136 million, reflecting lower demand in the US together with change in recommendation for the dosing schedule in Germany. Boostrix sales were down 16% AER, 14% CER to £94 million primarily due to lower vaccination rates in the US.

Rotarix sales were down 25% AER, 23% CER to £114 million, reflecting lower demand in the US and unfavourable phasing in Emerging Markets.

Synflorix sales declined by 17% AER, 17% CER to £102 million, primarily due to lower tender demand in Emerging Markets and Europe.

MMRV vaccines sales grew 11% AER, 12% CER to £63 million, largely driven by improved supply and increased market share in Europe together with favorable phasing in International.

Consumer Healthcare turnover

	Q1 2021

	£m	Growth £%	Growth CER%

Oral health	695	(5)	(1)
Pain relief	546	(11)	(8)
Vitamins, minerals and supplements	349	(4)	(1)
Respiratory health	243	(45)	(42)
Digestive health and other	428	(5)	-

	2,261	(13)	(9)
Brands divested/under review	51	(81)	(80)

	2,312	(19)	(16)

US	713	(26)	(21)
Europe	611	(18)	(19)
International	988	(14)	(9)

	2,312	(19)	(16)

On a reported basis, sales declined 19% AER, 16% CER to £2,312 million in the first quarter largely driven by the divestment programme which has now completed.

Sales excluding brands divested/under review declined 9% CER as a direct result of the comparison last year including accelerated purchases across all categories as a result of the COVID-19 pandemic when sales excluding brands divested/under review were up 14% CER in Q1 2020 on a pro-forma basis, combined with a historically weak cold and flu season. Given these challenging comparisons in Q1 2020 from COVID-19 and subsequent destocking in Q2 2020, the 2 year category CAGRs are shared below and these will be shared for the first half of this year only, as this is more indicative of underlying trends than looking at the quarters in isolation.

International sales excluding brands divested/under review reported sales grew mid-single digit with strong performance in the emerging markets such as China helped by easier comparatives, with good growth in the retained business in India, Latin America, the Middle East and Africa.

Oral health
Oral health sales fell 5% AER, 1% CER to £695 million. In the previous year Oral health sales had increased 13% CER. Sensodyne delivered low single digit growth despite the comparative, reflecting underlying brand strength, continued innovation and good consumer up take in traditional retail and ecommerce channels particularly in India and China.  Gum health delivered high single digit growth, whilst Denture care declined high single-digit given challenging market conditions consistent with trends seen through 2020. On a 2 year CAGR growth was mid-single digit, consistent with the trends seen in the second half of 2020 after the accelerated purchases and subsequent destocking.

Pain relief
Pain relief sales declined 11% AER, 8% CER to £546 million. In the prior year, Pain relief sales had increased mid-teens per cent on a pro-forma basis. Advil declined double digit with Panadol down high single digit which more than offset double digit growth in Voltaren driven by the successful Rx to OTC switch in the US last year. The 2 year CAGR for the category was up mid-single digit, helped also by the Voltaren Rx to OTC switch in Q2 2020.

Vitamins, minerals and supplements
Vitamins, minerals and supplements sales declined 4% AER, 1% CER to £349 million. In the prior year Vitamins, minerals and supplements sales had increased high-teens per cent on a pro-forma basis. Caltrate delivered double digit growth, continuing the momentum seen throughout last year, and Centrum grew low single digit, both the result of continued consumer focus on health and wellness although this was more than offset by a double digit decline in Emergen-C which faced particularly challenging comparatives (volumes almost doubled last year). On a 2 year CAGR the category growth was up high single digit.

Respiratory health
Respiratory health sales declined 45% AER, 42% CER to £243 million. In the previous year Respiratory health sales had increased mid-twenties per cent on a pro-forma basis. Theraflu and Robitussin declined double digit with Contac down high single digit, and all were adversely impacted by a lower cold and flu season as a result of the pandemic and social distancing. On a 2 year CAGR the category was down in the mid-teens.

Digestive health and other
Digestive health and other brands sales declined 5% AER and was flat CER at £428 million. In the prior year Digestive health and other brands had increased low-single digits on a pro-forma basis. Growth in Digestive health products more than offset a decline in Skin health products and Smokers’ health products. The 2 year category CAGR was up low single digit.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 33.4%, 1.8 percentage points lower at AER and 2.6 percentage points lower in CER terms compared with Q1 2020. This primarily reflected lower write downs in a number of manufacturing sites and the unwind in Q1 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 30.1%, 1.4 percentage points higher at AER and 0.7 percentage points higher at CER compared with Q1 2020. This reflected an adverse mix in Vaccines, primarily due to the reduction in Shingrix sales in the US as well as higher supply chain costs and under-recoveries resulting from lower demand in the current period, partly offset by favourable mix in Pharmaceuticals.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 32.7%, 0.6 percentage points higher at AER and 0.1 percentage points higher at CER compared with Q1 2020.

Excluding Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.2%, 0.6 percentage points higher at AER than in Q1 2020 and 0.1 percentage points higher on a CER basis. Adjusted SG&A costs declined 17% AER, 15% CER which reflected the tight control of ongoing costs and reduced variable spending across all three businesses as a result of the COVID-19 lockdowns, and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions. Around a third of this decline also reflected a favourable legal settlement in the quarter compared to increased legal costs in 2020.

Research and development
Total R&D expenditure was £1,118 million (15.1% of turnover), down 6% AER, 3% CER, including a decrease in major restructuring charges. Adjusted R&D expenditure was £1,077 million (14.5% of turnover), 1% lower at AER, 3% higher at CER than in Q1 2020.

Pharmaceuticals R&D expenditure was £834 million, down 2% AER, up 2% CER, primarily driven by increases in Specialty and Primary Care and HIV portfolios, offset by a net reduction in Oncology compared to Q1 2020 reflecting phasing in spend on Blenrep, efficiency savings from the implementation of our One Development programme for Pharmaceuticals and Vaccines as part of the Separation Preparation restructuring programme and variable spending as a result of COVID-19 lockdowns.

In the Specialty and Primary Care portfolio there has been a significant increase in investment, primarily related to our two key COVID-19 treatment programmes (VIR-7831 and otilimab) as well as a number of other programs including HBV antisense oligonucleotide (GSK3228836), anti-IL5 for asthma (GSK3511294) and otilimab for rheumatoid arthritis. In Oncology, there was increased investment from progression of a number of key programmes, including Zejula and dostarlimab, offset by a phasing in spend on Blenrep.

R&D expenditure in Vaccines was £188 million, up 19% AER, 18% CER, reflecting increased investment in clinical programmes for meningitis ABCWY and RSV, partly offset by efficiency savings from the implementation of the One Development programme and variable spending as a result of COVID-19 lockdowns. R&D expenditure in Consumer Healthcare was £55 million.

Royalty income
Royalty income was £91 million (Q1 2020: £67 million), up 36% AER, 39% CER, primarily driven by higher sales of Gardasil.

Other operating income/(expense)
Net other operating income of £209 million (Q1 2020: £159 million income) primarily reflected a number of asset disposals including the disposal of royalty rights on cabozantinib and disposal of a number of Consumer brands partly offset by accounting charges of £107 million (Q1 2020: £473 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £134 million (Q1 2020: £435 million) for the contingent consideration liability due to Shionogi, primarily as a result of the unwinding of the discount for £93 million and a charge for £41 million from adjustments to sales forecasts partly offset by updated exchange rate assumptions.

Operating profit
Total operating profit was £1,693 million in Q1 2021 compared with £2,014 million in Q1 2020. This included an unfavourable comparison to an increase in value of the shares in Hindustan Unilever in Q1 2020, offset by a number of other asset disposals, lower major restructuring costs, lower re-measurement charges on the contingent consideration liabilities and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted operating profit was £1,881 million, 30% lower than Q1 2020 at AER, 23% lower at CER on a turnover decline of 15% CER. The Adjusted operating margin of 25.4% was 4.1 percentage points lower at AER, and 2.9 percentage points lower on a CER basis than in Q1 2020.

The reduction in Adjusted operating profit primarily reflected the impact of sales decline across all three businesses as a result of the COVID-19 pandemic, including an adverse impact on Vaccines particularly Shingrix and Hepatitis and an adverse comparison to an uplift from increased customer demand and stock building in Q1 2020 in Pharmaceuticals and Consumer Healthcare, as well as increased investment in R&D. This was partly offset by tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, a favourable legal settlement in the quarter compared to increased legal costs in 2020 and benefits from continued restructuring across the business.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q1 2021 amounted to £221 million (Q1 2020: £215 million). This included cash payments made to Shionogi of £216 million (Q1 2020: £213 million).

Operating profit by business
Pharmaceuticals operating profit was £1,119 million, down 5% AER, but up 2% CER on a turnover decrease of 8% CER. The operating margin of 28.8% was 1.9 percentage points higher at AER than in Q1 2020 and 2.8 percentage points higher on a CER basis. This primarily reflected the tight control of ongoing costs, reduced variable spending as a result of the COVID-19 lockdowns, a favourable legal settlement in the quarter compared to increased legal costs in 2020 and the continuing benefit of restructuring. This was partly offset by increased investment in R&D.

Vaccines operating profit was £306 million, down 64% AER, 60% CER on a turnover decrease of 30% CER. The operating margin of 25.0% was 22.5 percentage points lower at AER than in Q1 2020 and 20.4 percentage points lower on a CER basis. This was primarily driven by the negative operating leverage from the significant COVID-19 related sales decline, higher supply chain costs resulting from lower demand, under recoveries in the current period and adverse mix due to Shingrix sales in the US, along with higher R&D spend to support key strategic priorities. This was partly offset by higher royalty income.

Consumer Healthcare operating profit was £535 million, down 30% AER, 25% CER on a turnover decrease of 16% CER. The operating margin of 23.1% was 3.6 percentage points lower at AER and 2.9 percentage points lower on a CER basis than in Q1 2020. This primarily reflected the impact of divestments and comparison with the favourable profit impact of accelerated purchases due to COVID-19 in Q1 2020 partially offset by synergy benefits from the Pfizer Joint Venture integration and tight cost control.

Net finance costs
Total net finance costs were £191 million compared with £188 million in Q1 2020. Adjusted net finance costs were £190 million compared with £187 million in Q1 2020. The increase primarily reflects an adverse comparison to a fair value gain on interest rate swaps in the 2020 comparator and lower interest income on overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries, partly offset by reduced interest expense from lower debt levels and favourable movements in foreign exchange rates.

Share of after tax profits of associates and joint ventures
The share of after tax losses of associates and joint ventures was £16 million (Q1 2020: £9 million profits).

Taxation
The charge of £258 million represented an effective tax rate on Total results of 17.0% (Q1 2020: 8.5%) and reflected the different tax effects of the various Adjusting items. Q1 2020 included a non-taxable unrealised gain arising from the increase in value of the shares in Hindustan Unilever Limited in connection with the disposal of Horlicks and other Consumer Healthcare brands. Tax on Adjusted profit amounted to £318 million and represented an effective Adjusted tax rate of 18.6% (Q1 2020: 13.7%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2020. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £187 million (Q1 2020: £114 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £76 million (Q1 2020: £40 million), including reduced credits for re-measurement of contingent consideration liabilities, and an increased allocation of Consumer Healthcare Joint Venture profits of £87 million (Q1 2020: £59 million).

The allocation of Adjusted earnings to non-controlling interests amounted to £246 million (Q1 2020: £282 million). The reduction in allocation primarily reflected a reduced allocation of Consumer Healthcare Joint Venture profits of £114 million (Q1 2020: £139 million) and a reduced allocation of ViiV Healthcare profits of £108 million (Q1 2020: £128 million), partly offset by higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Total EPS was 21.5p, compared with 31.5p in Q1 2020. Unfavourable comparisons to an increase in value of the shares in Hindustan Unilever in Q1 2020 were offset by a number of other asset disposals, lower major restructuring costs and lower re-measurement charges on the contingent consideration liabilities and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Adjusted EPS was 22.9p compared with 37.7p in Q1 2020, down 39% AER and 33% CER, on a 23% CER decrease in Adjusted operating profit reflecting the impact of sales decline across all three businesses as a result of the COVID-19 pandemic, higher interest costs and a higher effective tax rate partly offset by a lower non-controlling interest allocation of Consumer Healthcare and ViiV profits.

Currency impact on Q1 2021 results
The results for Q1 2021 are based on average exchange rates, principally £1/$1.38, £1/€1.14 and £1/Yen 146. Comparative exchange rates are given on page 38. The period-end exchange rates were £1/$1.38, £1/€1.17 and £1/Yen 152.

In the quarter, turnover decreased 18% AER, 15% CER. Total EPS was 21.5p compared with 31.5p in Q1 2020. Adjusted EPS was 22.9p compared with 37.7p in Q1 2020, down 39% AER and 33% CER. The adverse currency impact primarily reflected the strengthening in Sterling, particularly against the US as well as Yen. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the negative currency impact of six percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q1 2021 and Q1 2020 are set out below.

Three months ended 31 March 2021

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,418							7,418
Cost of sales	(2,480)	175	1	34	7	27		(2,236)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,938	175	1	34	7	27		5,182

Selling, general and administration	(2,427)			75		2	35	(2,315)
Research and development	(1,118)	26	13	2				(1,077)
Royalty income	91							91
Other operating income/(expense)	209			(1)	109	(317)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,693	201	14	110	116	(288)	35	1,881

Net finance costs	(191)			1				(190)
Share of after tax profits of associates and joint ventures	16							16
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,518	201	14	111	116	(288)	35	1,707

Taxation	(258)	(39)	(3)	(24)	(31)	44	(7)	(318)
Tax rate %	17.0%							18.6%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,260	162	11	87	85	(244)	28	1,389
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	187				59			246

Profit attributable to shareholders	1,073	162	11	87	26	(244)	28	1,143
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	21.5p	3.2p	0.2p	1.7p	0.5p	(4.8)p	0.6p	22.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,993							4,993
	––––––––––––							––––––––––––

Three months ended 31 March 2020

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	9,090						9,090
Cost of sales	(3,199)	171	29	293	96		(2,610)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,891	171	29	293	96		6,480

Selling, general and administration	(2,916)		14	106		10	(2,786)
Research and development	(1,187)	17		84			(1,086)
Royalty income	67						67
Other operating income/(expense)	159				473	(632)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,014	188	43	483	569	(622)	2,675

Net finance costs	(188)			1			(187)
Share of after tax profits of associates and joint ventures	9						9
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,835	188	43	484	569	(622)	2,497

Taxation	(156)	(39)	(6)	(105)	(58)	22	(342)
Tax rate %	8.5%						13.7%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,679	149	37	379	511	(600)	2,155
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	114				168		282

Profit attributable to shareholders	1,565	149	37	379	343	(600)	1,873
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	31.5p	3.0p	0.8p	7.6p	6.9p	(12.1)p	37.7p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,965						4,965
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in Q1 2021 were £110 million (Q1 2020: £483 million), analysed as follows:

	Q1 2021			Q1 2020

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	7	3	10	26	155	181
Consumer Healthcare Joint Venture integration programme	40	4	44	57	2	59
Separation Preparation restructuring programme	79	9	88	237	-	237
Combined restructuring and integration programme	-	(32)	(32)	3	3	6

	126	(16)	110	323	160	483

Cash charges of £79 million under the Separation Preparation programme primarily arose from restructuring of some administrative and central manufacturing functions. Non-cash charges of £9 million were related to write-down of assets on disposal and closure of sites in the Pharmaceuticals Supply Chain.

Cash charges of £40 million on the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs. The non-cash credit in the Combined restructuring and integration programme primarily reflected a write back on disposal of a site.

Total cash payments made in Q1 2021 were £211 million (Q1 2020: £168 million), £100 million (Q1 2020: £11 million) relating to the Separation Preparation restructuring programme, a further £60 million (Q1 2020: £70 million) relating to the Consumer Healthcare Joint Venture integration programme £33 million (Q1 2020: £53 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and £18 million for the existing Combined restructuring and integration programme (Q1 2020: £34 million).

The analysis of Major restructuring charges by business was as follows:

	Q1 2021 £m	Q1 2020 £m

Pharmaceuticals	37	172
Vaccines	(44)	210
Consumer Healthcare	49	74
	42	456
Corporate & central functions	68	27

Total Major restructuring costs	110	483

The analysis of Major restructuring charges by Income statement line was as follows:

	Q1 2021 £m	Q1 2020 £m

Cost of sales	34	293
Selling, general and administration	75	106
Research and development	2	84
Other operating income	(1)	-

Total Major restructuring costs	110	483

The benefit in the quarter from restructuring programmes was £0.2 billion, the Consumer Healthcare Joint Venture integration was £0.1 billion and the benefit from the Separation Preparation restructuring programme was £0.1 billion.

The 2018 major restructuring programme, including Tesaro, is expected to cost £1.75 billion to the end of 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by the end of 2021 (at 2019 rates). These savings are intended to be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

The completion of the Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges expected to be £0.1 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to:

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support New GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway
●	Prepare Consumer Healthcare to operate as a standalone company

The programme continues to target delivery of £0.7 billion of annual savings by 2022 and £0.8 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of anticipated divestments are largely expected to cover the cash costs of the programme.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £116 million (Q1 2020: £569 million). This included a net £107 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q1 2021 £m	Q1 2020 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	134	435
ViiV Healthcare put options and Pfizer preferential dividends	(53)	49
Contingent consideration on former Novartis Vaccines business	26	(11)
Release of fair value uplift on acquired Pfizer inventory	-	91
Other adjustments	9	5

Total transaction-related charges	116	569

The £134 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of the unwind of the discount for £93 million and a charge of £41 million primarily from adjustments to sales forecasts partly offset by updated exchange rate assumptions. The £53 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a reduction in the valuation of the put option as a result of trading performance of peer companies and updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and at 31 March 2021, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 10.

Divestments, significant legal charges and other items
Divestments and other items also included gains from a number of asset disposals, including the disposal of royalty rights on cabozantinib and the disposal of a number of Consumer brands and certain other Adjusting items. The Consumer Brands disposal programme is complete and has delivered net proceeds of £1.1 billion. There was a £1 million credit (Q1 2020: £5 million charge) for significant legal matters arising in the quarter. Significant legal cash payments were £1 million (Q1 2020: £5 million).

Separation costs
From Q2 2020, the Group started to report additional costs to prepare for Consumer Healthcare separation. These are estimated at £600-700 million, excluding transaction costs.

Cash generation

Cash flow

	Q1 2021	Q1 2020

Net cash inflow from operating activities (£m)	331	965
Free cash (outflow)/inflow* (£m)	(3)	531
Free cash flow growth (%)	>(100)%	>100%
Free cash flow conversion* (%)	<-%	34%
Net debt** (£m)	21,402	26,668

*	Free cash flow and free cash flow conversion are defined on page 41.
**	Net debt is analysed on page 40.

Q1 2021
The net cash inflow from operating activities for the quarter was £331 million (Q1 2020: £965 million). The decrease primarily reflected reduced operating profit including adverse exchange impacts, adverse timing of returns and rebates and increased inventory, partly offset by a reduction in trade receivables from lower sales compared to an increase in Q1 2020.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £216 million (Q1 2020: £213 million), of which £189 million was recognised in cash flows from operating activities and £27 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash outflow was £3 million for the quarter (Q1 2020: £531 million inflow). The decrease primarily reflected reduced operating profit including adverse exchange impacts, adverse timing of returns and rebates, increased inventory and increased dividends to non-controlling interests, partly offset by a reduction in trade receivables from lower sales compared to an increase in Q1 2020, increased proceeds from disposal of intangible assets and lower tax payments.

Net debt
At 31 March 2021, net debt was £21.4 billion, compared with £20.8 billion at 31 December 2020, comprising gross debt of £26.2 billion and cash and liquid investments of £4.8 billion. Net debt increased due to the dividends paid to shareholders of £0.9 billion and additional investments of £0.1 billion, partly offset by £0.4 billion net favourable exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items.

At 31 March 2021, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £3.2 billion with loans of £3.4 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends

The Board has declared a first interim dividend for 2021 of 19 pence per share (Q1 2020: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board currently intends to maintain the dividend for 2021 at the current level of 80p per share, subject to any material change in the external environment or performance expectations.

At our investor update on 23 June we plan to set out in detail the strategy, growth prospects and financial outlooks for New GSK, including an in-depth review of key marketed and pipeline growth drivers. Alongside these we will provide details of a new distribution policy which reflects the future investment priorities focused on delivering sustainable long-term shareholder value. We anticipate that this new policy will deliver competitive and attractive returns informed by appropriate earnings pay-out ratios through the investment cycle well covered by Free Cash Flow and, importantly, expected growth potential. We expect that aggregate distributions for GSK will be lower than at present. This new policy will be implemented for dividends paid in respect of 2022.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 6 July 2021. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 20 May 2021, with a record date of 21 May 2021 and a payment date of 8 July 2021.

	Paid/ payable	Pence per share	£m

2021
First interim	8 July 2021	19	951

2020
First interim	9 July 2020	19	946
Second interim	8 October 2020	19	946
Third interim	14 January 2021	19	946
Fourth interim	8 April 2021	23	1,151

		80	3,989

Weighted average number of shares
	Q1 2021 millions	Q1 2020 millions

Weighted average number of shares – basic	4,993	4,965
Dilutive effect of share options and share awards	44	45

Weighted average number of shares – diluted	5,037	5,010

At 31 March 2021, 5,003 million shares (Q1 2020: 4,976 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 1.4 million shares under employee share schemes in the period for proceeds of £15 million (Q1 2020: £23 million).

At 31 March 2021, the ESOP Trust held 27.6 million GSK shares against the future exercise of share options and share awards. The carrying value of £136 million has been deducted from other reserves. The market value of these shares was £362 million.

At 31 March 2021, the company held 355.2 million Treasury shares at a cost of £4,969 million, which has been deducted from retained earnings.

Financial information

Income statement

	Q1 2021 £m	Q1 2020 £m

TURNOVER	7,418	9,090

Cost of sales	(2,480)	(3,199)

Gross profit	4,938	5,891

Selling, general and administration	(2,427)	(2,916)
Research and development	(1,118)	(1,187)
Royalty income	91	67
Other operating income/(expense)	209	159

OPERATING PROFIT	1,693	2,014

Finance income	10	41
Finance expense	(201)	(229)
Share of after tax profits of associates and joint ventures	16	9

PROFIT BEFORE TAXATION	1,518	1,835

Taxation	(258)	(156)
Tax rate %	17.0%	8.5%

PROFIT AFTER TAXATION	1,260	1,679

Profit attributable to non-controlling interests	187	114
Profit attributable to shareholders	1,073	1,565

	1,260	1,679

EARNINGS PER SHARE	21.5p	31.5p

Diluted earnings per share	21.3p	31.2p

Statement of comprehensive income

	Q1 2021 £m	Q1 2020 £m

Profit for the period	1,260	1,679

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(267)	178
Fair value movements on cash flow hedges	(11)	(18)
Reclassification of cash flow hedges to income statement	14	1

	(264)	161

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(34)	53
Fair value movements on equity investments	236	(39)
Tax on fair value movements on equity investments	54	10
Re-measurement gains on defined benefit plans	23	1,000
Tax on re-measurement gains on defined benefit plans	(12)	(187)

	267	837

Other comprehensive income for the period	3	998

Total comprehensive income for the period	1,263	2,677

Total comprehensive income for the period attributable to:
Shareholders	1,110	2,510
Non-controlling interests	153	167

	1,263	2,677

Pharmaceuticals turnover – three months ended 31 March 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	619	19	24	386	24	32	143	2	-	90	32	38
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Anoro Ellipta	117	-	4	63	-	10	36	-	(6)	18	-	6
Trelegy Ellipta	248	28	35	173	29	37	45	7	7	30	76	82
Nucala	254	21	26	150	30	39	62	-	(2)	42	27	33

HIV	1,031	(15)	(11)	597	(15)	(10)	287	(10)	(12)	147	(19)	(15)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	990	(15)	(11)	576	(17)	(11)	280	(8)	(10)	134	(19)	(15)
Tivicay	301	(27)	(24)	163	(24)	(19)	75	(29)	(30)	63	(32)	(27)
Triumeq	436	(23)	(20)	256	(24)	(19)	121	(22)	(24)	59	(14)	(12)
Juluca	112	(7)	(3)	83	(12)	(5)	26	8	4	3	50	50
Dovato	141	>100	>100	74	64	76	58	>100	>100	9	>100	>100

Rukobia	7	-	-	7	-	-	-	-	-	-	-	-
Cabenuva	2	-	-	2	-	-	-	-	-	-	-	-
Other	32	(30)	(26)	12	(14)	(7)	7	(53)	(53)	13	(24)	(18)

Immuno- inflammation and other specialty	180	19	26	145	15	23	16	14	14	19	73	73
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	178	18	25	145	15	23	16	14	14	17	55	55

Oncology	110	36	38	65	35	44	43	30	27	2	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	88	9	11	51	6	12	36	9	6	1	>100	>100
Blenrep	21	-	-	14	-	-	7	-	-	-	-	-

New and Specialty Pharmaceuticals	1,940	(1)	3	1,193	-	7	489	(4)	(5)	258	(1)	3

Established Pharmaceuticals	1,942	(20)	(17)	520	(8)	(2)	461	(27)	(29)	961	(22)	(18)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	1,127	(14)	(11)	442	(3)	4	258	(21)	(22)	427	(20)	(16)
Arnuity Ellipta	6	(33)	(33)	4	(43)	(43)	-	-	-	2	-	-
Avamys/Veramyst	103	(6)	-	-	-	-	16	(16)	(16)	87	(3)	3
Flixotide/Flovent	117	(5)	-	70	40	50	16	(43)	(43)	31	(31)	(29)
Incruse Ellipta	52	(9)	(7)	27	(10)	(3)	18	(10)	(10)	7	-	(14)
Relvar/Breo Ellipta	268	(6)	(3)	112	(3)	4	82	(6)	(8)	74	(11)	(7)
Seretide/Advair	351	(11)	(8)	117	10	17	95	(25)	(27)	139	(14)	(9)
Ventolin	189	(25)	(21)	112	(24)	(19)	25	(34)	(37)	52	(24)	(18)
Other Respiratory	41	(52)	(48)	-	-	-	6	(25)	(12)	35	(55)	(53)

Dermatology	100	(10)	(6)	-	-	-	34	(11)	(13)	66	(10)	(3)
Augmentin	91	(46)	(43)	-	-	-	23	(60)	(60)	68	(39)	(34)
Avodart	83	(41)	(39)	1	-	-	30	(39)	(39)	52	(43)	(40)
Imigran/Imitrex	25	(26)	(26)	8	(47)	(47)	12	(8)	(8)	5	(17)	(17)
Lamictal	116	(15)	(12)	55	(20)	(16)	28	(13)	(12)	33	(8)	(6)
Seroxat/Paxil	33	(8)	(6)	-	-	-	8	(20)	(20)	25	(4)	-
Valtrex	22	(21)	(18)	3	(25)	(25)	8	(11)	(11)	11	(27)	(20)
Other	345	(26)	(22)	11	(52)	(48)	60	(40)	(42)	274	(20)	(15)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	3,882	(12)	(8)	1,713	(3)	4	950	(17)	(18)	1,219	(19)	(14)
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover – three months ended 31 March 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	190	(16)	(13)	55	(31)	(27)	90	(5)	(6)	45	(10)	(4)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	134	(18)	(16)	31	(43)	(39)	85	1	-	18	(31)	(19)
Menveo	39	(2)	2	24	(8)	(4)	4	(56)	(56)	11	>100	>100
Other	17	(19)	(24)	-	-	-	1	(50)	(50)	16	(16)	(21)

Influenza	18	(14)	(5)	-	-	-	-	-	-	18	(5)	5
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	18	(14)	(5)	-	-	-	-	-	-	18	(5)	5

Shingles	327	(49)	(47)	269	(55)	(52)	31	55	50	27	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	327	(49)	(47)	269	(55)	(52)	31	55	50	27	-	-

Established Vaccines	689	(24)	(23)	181	(45)	(41)	186	(20)	(21)	322	(7)	(6)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	136	(24)	(22)	64	(27)	(23)	40	(26)	(28)	32	(16)	(11)
Boostrix	94	(16)	(14)	43	(26)	(21)	36	3	-	15	(21)	(21)

Hepatitis	95	(55)	(54)	51	(60)	(58)	24	(56)	(56)	20	(33)	(30)

Rotarix	114	(25)	(23)	22	(46)	(44)	30	(3)	(3)	62	(22)	(19)

Synflorix	102	(17)	(17)	-	-	-	12	(37)	(37)	90	(13)	(13)

Priorix, Priorix Tetra, Varilrix	63	11	12	-	-	-	32	10	10	31	11	14
Cervarix	45	>100	>100	-	-	-	8	>100	>100	37	>100	>100
Other	40	(38)	(39)	1	(94)	(81)	4	(33)	(50)	35	(17)	(21)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	1,224	(32)	(30)	505	(50)	(47)	307	(12)	(13)	412	(7)	(5)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	31 March 2021 £m	31 December 2020 £m
ASSETS
Non-current assets
Property, plant and equipment	9,842	10,176
Right of use assets	791	830
Goodwill	10,442	10,597
Other intangible assets	29,418	29,824
Investments in associates and joint ventures	370	364
Other investments	3,385	3,060
Deferred tax assets	4,312	4,287
Derivative financial instruments	6	5
Other non-current assets	989	1,041

Total non-current assets	59,555	60,184

Current assets
Inventories	6,216	5,996
Current tax recoverable	691	671
Trade and other receivables	6,492	6,952
Derivative financial instruments	234	152
Liquid investments	60	78
Cash and cash equivalents	4,757	6,292
Assets held for sale	74	106

Total current assets	18,524	20,247

TOTAL ASSETS	78,079	80,431

LIABILITIES
Current liabilities
Short-term borrowings	(3,172)	(3,725)
Contingent consideration liabilities	(746)	(765)
Trade and other payables	(14,610)	(15,840)
Derivative financial instruments	(226)	(221)
Current tax payable	(660)	(545)
Short-term provisions	(861)	(1,052)

Total current liabilities	(20,275)	(22,148)

Non-current liabilities
Long-term borrowings	(23,047)	(23,425)
Corporation tax payable	(175)	(176)
Deferred tax liabilities	(3,566)	(3,600)
Pensions and other post-employment benefits	(3,468)	(3,650)
Other provisions	(672)	(707)
Derivative financial instruments	(20)	(10)
Contingent consideration liabilities	(5,062)	(5,104)
Other non-current liabilities	(784)	(803)

Total non-current liabilities	(36,794)	(37,475)

TOTAL LIABILITIES	(57,069)	(59,623)

NET ASSETS	21,010	20,808

EQUITY
Share capital	1,346	1,346
Share premium account	3,296	3,281
Retained earnings	6,700	6,755
Other reserves	3,523	3,205

Shareholders’ equity	14,865	14,587

Non-controlling interests	6,145	6,221

TOTAL EQUITY	21,010	20,808

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2021	1,346	3,281	6,755	3,205	14,587	6,221	20,808

Profit for the period			1,073		1,073	187	1,260
Other comprehensive (expense)/income for the period			(255)	292	37	(34)	3
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			818	292	1,110	153	1,263
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(236)	(236)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(946)		(946)		(946)
Shares issued		15			15		15
Realised after tax profits on disposal of equity investments			29	(29)	-		-
Write-down on shares held by ESOP Trusts			(55)	55	-		-
Share-based incentive plans			99		99		99
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2021	1,346	3,296	6,700	3,523	14,865	6,145	21,010
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2020	1,346	3,174	4,530	2,355	11,405	6,952	18,357

Profit for the period			1,565		1,565	114	1,679
Other comprehensive income/(expense) for the period			998	(53)	945	53	998
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			2,563	(53)	2,510	167	2,677
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(119)	(119)
Contribution from non-controlling interests						3	3
Dividends to shareholders			(941)		(941)		(941)
Shares issued	-	23			23		23
Realised after tax losses on disposal of equity investments			(41)	41	-		-
Shares acquired by ESOP Trusts		78	362	(440)	-		-
Write-down on shares held by ESOP Trusts			(217)	217	-		-
Share-based incentive plans			97		97		97
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2020	1,346	3,275	6,353	2,120	13,094	7,003	20,097
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – three months ended 31 March 2021

	Q1 2021 £m	Q1 2020 £m

Profit after tax	1,260	1,679
Tax on profits	258	156
Share of after tax profits of associates and joint ventures	(16)	(9)
Net finance expense	191	188
Depreciation, amortisation and other adjusting items	361	194
Increase in working capital	(539)	(1,340)
Contingent consideration paid	(192)	(186)
(Decrease)/increase in other net liabilities (excluding contingent consideration paid)	(837)	544

Cash generated from operations	486	1,226
Taxation paid	(155)	(261)

Net cash inflow from operating activities	331	965

Cash flow from investing activities
Purchase of property, plant and equipment	(201)	(197)
Proceeds from sale of property, plant and equipment	37	6
Purchase of intangible assets	(153)	(147)
Proceeds from sale of intangible assets	328	113
Purchase of equity investments	(103)	(26)
Proceeds from sale of equity investments	44	45
Contingent consideration paid	(29)	(29)
Disposal of businesses	3	146
Investment in associates and joint ventures	-	(1)
Interest received	8	18
Decrease in liquid investments	18	-
Dividends from associates and joint ventures	-	14

Net cash outflow from investing activities	(48)	(58)

Cash flow from financing activities
Issue of share capital	15	23
Repayment of short-term loans	(5)	(116)
Repayment of lease liabilities	(49)	(53)
Interest paid	(95)	(96)
Dividends paid to shareholders	(946)	(941)
Distributions to non-controlling interests	(236)	(119)
Contributions from non-controlling interests	7	3
Other financing items	(67)	247

Net cash outflow from financing activities	(1,376)	(1,052)

Decrease in cash and bank overdrafts in the period	(1,093)	(145)

Cash and bank overdrafts at beginning of the period	5,262	4,831
Exchange adjustments	(35)	42
Decrease in cash and bank overdrafts	(1,093)	(145)

Cash and bank overdrafts at end of the period	4,134	4,728

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,757	4,769
Cash and cash equivalents reported in assets held for sale	-	483

	4,757	5,252
Overdrafts	(623)	(524)

	4,134	4,728

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs include the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment

	Q1 2021 £m	Q1 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	3,882	4,396	(12)	(8)
Vaccines	1,224	1,805	(32)	(30)
Consumer Healthcare	2,312	2,862	(19)	(16)

	7,418	9,063	(18)	(15)
Corporate and other unallocated turnover	-	27

Total turnover	7,418	9,090	(18)	(15)

Operating profit by segment

	Q1 2021 £m	Q1 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	1,910	2,018	(5)	-
Pharmaceuticals R&D	(791)	(835)	(5)	(1)

Pharmaceuticals including R&D	1,119	1,183	(5)	2
Vaccines	306	858	(64)	(60)
Consumer Healthcare	535	766	(30)	(25)

Segment profit	1,960	2,807	(30)	(25)
Corporate and other unallocated costs	(79)	(132)

Adjusted operating profit	1,881	2,675	(30)	(23)
Adjusting items	(188)	(661)

Total operating profit	1,693	2,014	(16)	(8)

Finance income	10	41
Finance costs	(201)	(229)
Share of after tax profits of associates and joint ventures	16	9

Profit before taxation	1,518	1,835	(17)	(9)

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2020. At 31 March 2021, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 20) was £0.2 billion (31 December 2020: £0.3 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant legal developments this quarter.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2021, and should be read in conjunction with the Annual Report 2020, which was prepared in accordance with International Financial Reporting Standards as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2020.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2020.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2020 were published in the Annual Report 2020, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

COVID-19 pandemic
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all our principal risks has been assessed with mitigation plans put in place. In the first quarter of 2021, as anticipated, the pandemic impacted Group performance primarily in demand for Vaccines as a result of governments’ prioritisation of COVID-19 vaccination programmes and of ongoing containment measures impacting customers’ ability and willingness to access vaccination services across all regions. We remain confident in the underlying demand for our Vaccine products and are encouraged by the rate at which COVID-19 vaccinations are being deployed in many countries, particularly the US and UK, which provides support for healthcare systems returning to normal. We continue to monitor the situation closely, as this continues to be a very dynamic and uncertain situation, with the ultimate severity, duration and impact unknown at this point including potential impacts on trading results, clinical trials, supply continuity and our employees. The situation could change at any time and there can be no assurance that the COVID-19 pandemic will not have a material adverse impact on the future results of the Group.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2021	Q1 2020	2020

Average rates:
US$/£	1.38	1.29	1.29
Euro/£	1.14	1.17	1.13
Yen/£	146	140	137

Period-end rates:
US$/£	1.38	1.24	1.36
Euro/£	1.17	1.13	1.11
Yen/£	152	134	141

During Q1 2021 average Sterling exchange rates were stronger against the US Dollar and the Yen but weaker against the Euro compared with the same period in 2020. Period-end Sterling exchange rates were stronger against the US Dollar, the Euro and the Yen compared with the 2020 period-end rates.

Net assets
The book value of net assets increased by £202 million from £20,808 million at 31 December 2020 to £21,010 million at 31 March 2021. This primarily reflected the Total profit for the period and the increase in the fair value of equity investments exceeding the adverse exchange movements and the dividends paid during the period.

The carrying value of investments in associates and joint ventures at 31 March 2021 was £370 million (31 December 2020: £364 million), with a market value of £340 million (31 December 2020: £364 million).

At 31 March 2021, the net deficit on the Group’s pension plans was £2,112 million compared with £2,104 million at 31 December 2020. The increase in the net deficit primarily arose from lower UK assets and an increase in the UK inflation rate from 2.8% to 3.2% partly offset by increases in the rates used to discount UK pension liabilities from 1.4% to 2.1%, and US pension liabilities from 2.3% to 3.0%. The Group continues to monitor and review the pension asset portfolios in response to the pandemic given the elevated uncertainty inherent for valuations particularly for the property asset class.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £907 million (31 December 2020: £960 million).

Contingent consideration amounted to £5,808 million at 31 March 2021 (31 December 2020: £5,869 million), of which £5,277 million (31 December 2020: £5,359 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £496 million (31 December 2020: £477 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 March 2021, £723 million (31 December 2020: £745 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

Q1 2021	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,359	5,869
Re-measurement through income statement	134	160
Cash payments: operating cash flows	(189)	(192)
Cash payments: investing activities	(27)	(29)

Contingent consideration at end of the period	5,277	5,808

Q1 2020	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,103	5,479
Re-measurement through income statement	435	436
Cash payments: operating cash flows	(185)	(186)
Cash payments: investing activities	(28)	(29)

Contingent consideration at end of the period	5,325	5,700

Contingent liabilities
There were contingent liabilities at 31 March 2021 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 37.

Reconciliation of cash flow to movements in net debt

	Q1 2021 £m	Q1 2020 £m

Net debt at beginning of the period	(20,780)	(25,215)

Decrease in cash and bank overdrafts	(1,093)	(145)
Decrease in liquid investments	(18)	-
Net decrease in short-term loans	5	116
Repayment of lease liabilities	49	53
Exchange adjustments	466	(1,454)
Other non-cash movements	(31)	(23)

Increase in net debt	(622)	(1,453)

Net debt at end of the period	(21,402)	(26,668)

Net debt analysis

	31 March 2021 £m	31 December 2020 £m

Liquid investments	60	78
Cash and cash equivalents	4,757	6,292
Short-term borrowings	(3,172)	(3,725)
Long-term borrowings	(23,047)	(23,425)

Net debt at end of the period	(21,402)	(20,780)

Free cash flow reconciliation

	Q1 2021 £m	Q1 2020 £m

Net cash inflow from operating activities	331	965
Purchase of property, plant and equipment	(201)	(197)
Proceeds from sale of property, plant and equipment	37	6
Purchase of intangible assets	(153)	(147)
Proceeds from disposals of intangible assets	328	113
Net finance costs	(87)	(78)
Dividends from joint ventures and associates	-	14
Contingent consideration paid (reported in investing activities)	(29)	(29)
Distributions to non-controlling interests	(236)	(119)
Contributions from non-controlling interests	7	3

Free cash (outflow)/inflow	(3)	531

Reporting definitions

Total and Adjusted results
Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 9 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 40.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for Q1 2020 included three months of results of the former Pfizer consumer healthcare business from 1 January 2020.

The Group has presented in this Results Announcement pro-forma growth rates at CER in Q1 2020 for sales excluding brands divested/under review for Consumer Healthcare and sales for certain categories of consumer healthcare products taking account of this transaction. Pro-forma growth rates for the quarter are calculated comparing reported results for Q1 2020, calculated applying the exchange rates used in the comparative period, with the results for Q1 2019 adjusted to include the equivalent three months of results of the former Pfizer consumer healthcare business during Q1 2019, as consolidated (in US$) and included in Pfizer’s US GAAP results.

2 year Compound Annual Growth Rate
CAGR is defined as the compound annual growth rate and shows the annualised average rate of pro-forma revenue growth between two given years, assuming growth takes place at an exponentially compounded rate. For Consumer Healthcare, the 2 year revenue CAGR has been shared showing the annualised average rate of pro-forma revenue growth between 2019 and 2021.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook, assumptions and cautionary statements

2021 guidance
Our guidance range for 2021 is a decline of mid to high-single digit percent adjusted EPS at CER.

Assumptions related to 2021 guidance
In outlining the guidance for 2021, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

The Group has made planning assumptions for 2021 that healthcare systems and consumer trends will approach normality in the second half of the year, and we expect turnover to be flat to low single digit growth for the Pharmaceuticals and Vaccines businesses and low to mid-single digit growth for Consumer Healthcare excluding brands divested/under review. These planning assumptions as well as earnings guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment. The 2021 guidance factors in all divestments and product exits announced to date, including product divestments planned in connection with the formation of the Consumer Healthcare Joint Venture with Pfizer, and the non-core divestments planned to fund the cash costs of the Separation Preparation restructuring programme.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. It also assumes that the integration and investment programmes following the creation of the Consumer Healthcare Joint Venture with Pfizer are delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the forward-looking nature of these assumptions and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc (“the Company”) to review the condensed financial information in the Results Announcement for the three months ended 31 March 2021.

What we have reviewed
The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three month period ended 31 March 2021 on pages 29 to 30;
●	the balance sheet as at 31 March 2021 on page 33;
●	the statement of changes in equity for the three month period then ended on page 34;
●	the cash flow statement for the three month period then ended on page 35; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 31 to 32 and 36 to 39 that have been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2020, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 31 to 32 and 36 to 39, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of GlaxoSmithKline plc, including the condensed financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement by applying consistent accounting policies to those applied by the Group in the Annual Report 2020, which was prepared in accordance with IFRS as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three months ended 31 March 2021 are not prepared, in all material respects in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 38.

Deloitte LLP
Statutory Auditor
London, United Kingdom
28 April 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 28, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc